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SEC 14040253 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 68592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InterTrading USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, Suite 960
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn — (305) 377-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company P.A.
(Name – *if individual, state last, first, middle name*)

15 Warren Street, Suite 25	Hackensack	New Jersey	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InterTrading USA Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paritz & Company, P.A.

INTERTRADING USA SECURITIES, INC.

(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2013

MGL
CONSULTING

Insight & Direction

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

February 28, 2014

Via UPS

SEC Headquarters
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: InterTrading USA Securities, Inc.; Firm ID #153901
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two counter-original Annual Audited Reports for the fiscal year ended December 31, 2013 with supporting Facing Page.

Should you have any questions regarding the enclosed report, please feel free to contact the undersigned or Luis Villasenor of InterTrading USA, Securities, Inc.

Sincerely,

Kristy K. Johnson
Senior Associate

KKJ/swr
Enclosure (as stated)

cc: Mr. Luis Villasenor (with enclosures)

1069/885

33300 Egypt Lane Suite E–400, Magnolia, TX 77354 • 281–367–0380 • 281–356–2171 fax • www.mglconsulting.com

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

TABLE OF CONTENTS

		Page
Independent Auditors' Report		1
Facing Page and Oath or Affirmation		3
Financial Statements		
Statement of Financial Condition		5
Statement of Operations		6
Statement of Changes in Stockholder's Equity		7
Statement of Cash Flows		8
Notes to Financial Statements		9
Supplemental Information		
Schedule I -	Computation of Net Capital Pursuant to Rule 15c3-1 Of the Securities and Exchange Commission	15
Schedule II -	Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Independent Auditors' Report on Internal Control Structure Required By Rule 17a-5 of the Securities and Exchange Commission		17

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT

To The Stockholder
InterTrading USA Securities Inc.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

Report on Financial Statements

We have audited the accompanying statement of financial condition of InterTrading USA Securities, Inc. (A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.) as of December 31, 2013 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amount and disclosures in the financial statements. The procedures selected depend upon the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterTrading USA Securities, Inc. (A Wholly-Owned Subsidiary of InterTrading Holdings, inc.) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information in the computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC is fairly stated in all material respects in relation to the basic financial statements as a whole.

Raritz & Company P.A.

Hackensack, New Jersey
February 15, 2014

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS:	
Cash	$ 270,967
Clearing broker deposit	64,625
Accrued interest	4,008
Marketable securities, at fair value	323,700
Prepaid expenses	19,798
Security deposit	31,678
Property and equipment, net of accumulated depreciation	126,941
TOTAL ASSETS	**$841,717**

LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES:	
Accounts payable and accrued expenses	$ 24,618
Deferred rent payable	8,702
TOTAL LIABILITIES	**33,320**
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 2,000,000 shares authorized 100,000 shares issued and outstanding	100,000
Additional paid-in capital	1,900,000
Accumulated deficit	(1,191,603)
TOTAL STOCKHOLDER'S EQUITY	**808,397**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$841,717**

See notes to financial statements

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Interest income	$ 36,130
Unrealized losses on marketable securities	(15,353)
Commissions	9,665
TOTAL REVENUES	**30,442**
EXPENSES:	
Rent	183,561
Personnel related costs	426,375
Regulatory fees	7,381
Professional fees	127,003
Clearing Charges	47,130
Depreciation	34,822
Other	107,306
TOTAL EXPENSES	**933,578**
NET LOSS	**$(903,136)**

See notes to financial statements

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE – JANUARY 1, 2013	**100,000**	**$1,900,000**	**$ (288,466)**	**$1,711,534**
Net loss	-	-	(903,136)	(903,136)
BALANCE – DECEMBER 31, 2013	**100,000**	**$1,900,000**	**$(1,191,603)**	**$808,397**

See notes to financial statements

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:	
Net loss	$(903,136)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	34,822
Deferred rent	7,542
Changes in assets and liabilities:	
Clearing broker deposit	(64,625)
Accrued interest	11,568
Marketable securities	825,435
Prepaid expenses	(152)
Security deposits	(5,700)
Accounts payable and accrued expenses	6,952
NET CASH USED IN OPERATING ACTIVITIES AND DECREASE IN CASH	**(87,294)**
CASH – BEGINNING OF YEAR	**358,261**
CASH – END OF YEAR	**$ 270,967**

See notes to financial statements

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

InterTrading USA Securities Inc. ("the "Company"), a registered broker-dealer under the Securities Exchange Act of 1934, operates a securities business and is a wholly-owned subsidiary of InterTrading Holdings, Inc., a wholly-owned subsidiary of Interacciones Casa De Bolsa, S.A. de C.V. (the "Parent") and operates as an investment holding company.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record-keeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned and on margin. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Marketable securities

Marketable securities are recorded at fair value on a recurring basis and consist primarily of investments in Mexican bonds. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of operations.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a settlement date basis. Transactions for which the Company acts as principal are recorded on a trade date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

Rental expense

Rental expense is accounted for on the straight-line method.

Deferred rent payable as of December 31, 2013 represents the excess of recognized rent expense over scheduled lease payments.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash, interest receivable, and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Marketable securities owned are valued using a Level 2 input.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Income taxes

ASC Topic 740.10.30 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no material uncertain tax positions for the reporting period presented. Income tax returns are subject to examination by major jurisdictions for the years 2011 through 2012.

The Company uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when the Company does not consider it more likely than not that some portion or all of the deferred tax assets will be realized.

2 REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2013 The Company had regulatory net capital of $616,358 which exceeded requirements by $556,358. The Company's ratio of aggregate indebtedness to net capital was .541 to 1.

3 FAIR VALUE/MARKETABLE SECURITIES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and
In accordance with FASB ASC820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Fixed income securities	$ -	$323,700	$ -	$323,700

Marketable securities consist of holdings in one Mexican bond maturing in March 2015. Cost and fair value of marketable securities at December 31, 2013 are as follows:

Amortized Cost	Gross Unrealized Loss	Fair Value
$327,045	($3,345)	$323,700

4 PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 are as follows:

	Amount	Estimated Useful Life
Automobile	$ 31,595	5 years
Furniture and equipment	137,656	5 years
Leasehold improvements	6,998	3 years
	176,249	
Less accumulated depreciation	(49,309)	
	$126,940	

5 CONCENTRATION OF CREDIT RISK

The Company has cash equivalents, accrued interest and marketable securities totaling $663,300.

Investing in securities of companies operating in foreign countries may include certain risks and considerations not typically associated with investing in U.S. companies, such as changing local and regional economic, political, regulatory and social conditions, which may result in greater market volatility.

6 INCOME TAXES

The income tax provision varied from the amount computed using the U.S. Federal statutory regular tax rate as follows:

At statutory rates	$(316,100)
Valuation allowance	316,100
	$ -

As of December 31, 2013, the Company has net operating loss carryforwards of approximately $1,273,800 which expire as follows:

2031	$ 22,300
2032	348,400
2033	903,100
	$1,273,800

As of December 31, 2013, the Company's deferred tax assets consist of the following:

Deferred tax assets – tax operating loss carryforwards	$ 445,800
Less: valuation allowance	(445,800)
	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the assessment, the Company has established a full valuation allowance against all of the deferred tax assets as of December 31, 2013 because it is more likely than not that all of the deferred tax assets will not be realized.

The Company is currently open to audit for all years ended December 31, 2009 to present because of its large NOL carryforwards. However, the Company is only open to additional assessments under the Internal Revenue Code statute of limitations for the years ended December 31, 2010 to present; however, it does not currently have any ongoing tax examinations.

7 RELATED PARTY TRANSACTIONS AND BALANCE

During 2013, the Company entered into a Revenue Sharing Agreement with the Parent, a securities dealer domiciled in, and regulated by, the government of Mexico. Pursuant to this agreement, the Company agrees to pay 30% of revenue earned from all commissions charged and received by the Company net of reasonable expenses. Commissions paid to the Parent during the year ended December 31, 2013 were $0 and commissions payable to the parent as of December 31, 2013 were $4,814, which amount is included in accounts payable and accrued expenses.

8 COMMITMENTS AND CONTINGENCIES

The Company is committed under an operating lease for its office space which expires in 2017 and provides for annual rentals of approximately $120,000 plus increases in operating expenses.

In addition, the Company leases two apartments having leases expiring in 2014.

Future minimum lease commitments (excluding renewal options) under non-cancellable leases are as follows:

Year ended December 31, 2014	$117,000
2015	120,000
2016	124,000
2017	106,000
	$467,000

9 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 15, 2014, the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Computation of net capital	
Total stockholder's capital from statement of financial condition	$808,397
Less – Non-allowable assets	
Property and equipment – net	126,940
Security deposit	31,678
Other assets	19,798
Net capital before haircuts	629,980
Haircuts on securities positions	
Other positions	9,711
Undue concentration	3,911
Net capital	**$616,358**
Computation of aggregate indebtedness	
Accounts payable	$ 24,618
Deferred rent payable	8,702
Aggregate indebtedness	$ 33,320
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,165
Minimum dollar per capital requirements	50,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 50,000
Excess net capital	**$556,358**
Net capital less 120% of minimum dollar net capital required	**$556,358**
Ratio: aggregate indebtedness to net capital	**0.54 to 1**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$620,328
Increase in Accounts Payable	3,964
Increase in Undue Concentration	6
Net capital, as included in this report	**$616,358**

INTERTRADING USA SECURITIES INC.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
InterTrading USA Securities Inc.
(A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.)

In planning and performing our audit of the financial statements of InterTrading USA Securities Inc. (A Wholly-Owned Subsidiary of InterTrading Holdings, Inc.) (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Hackensack, New Jersey
February 15, 2014